

November 8, 2010

Heath B. Clarke
Chief Executive Officer and Chairman
Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618

   Re: Local.com Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Forms 8-K Filed on October 13, 2010 and November 4, 2010
     File No. 001-34197

Dear Mr. Clarke:

  We have reviewed your letter dated September 29, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

General

1. We refer to your response to prior comment 7, and note that you are seeking to keep confidential pursuant to Rule 83 the percentage increases for your revenue from (i) internal and outsourced sales efforts and (ii) acquired bases. It appears, however, that these amounts must be disclosed in answer to Item 303 of Regulation S-K. Refer to Section III.D. of Release No. 33-6835. Given that this information appears to be required disclosure pursuant to Regulation S-K, your request to keep it confidential pursuant to Rule 83 does not appear appropriate. Please advise or disclose this information.

In addition, in light of your statement in response to comment 7 that you intend to disclose in your next Form 10-Q the percentage of your revenue growth attributable to each of acquisitions and sales, please tell us what consideration you gave to disclosing that the acquisition of subscription customers was responsible for almost three-quarters of your revenue growth for fiscal year 2009 and whether you believe that source of growth reflects a known trend.

Item 7. Mangement's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years ended December 31, 2009 and 2008

Revenue, page 26

2.   Refer to the last paragraph of your response to prior comment 7. Provide us with an example of the disclosure you intend to provide beginning with your next Form 10-Q. In this regard, it is unclear to us whether you intend to quantify the amounts of revenue from internal and outsourced sales efforts separately from revenue from acquired customers.

3.   Based on the information contained in the tabular presentation in response to prior comment 7, tell us how you determined that the revenue attributable to these acquired customer assets does not constitute a known trend likely to have a material effect on your financial condition and operating performance requiring disclosure pursuant to Item 303(A)(3) of Regulation S-K. Further, during 2009 the company acquired approximately 45,000 accounts at a cost in excess of $6 million. Tell us how you have considered an investor's ability to assess the subsequent performance of such acquisitions if the amount of revenue attributed to these acquisitions is not separately disclosed.

4.   As previously requested in prior comment 8, tell us the reasons for the significant decrease in growth in RKV between 2008 and 2009. In this regard, we note that RKV increased approximately 53% between 2007 and 2008 and in 2009 only increased 1%. Please provide a substantive explanation for the significant decrease in the growth of this metric. Conversely, explain in clearer terms why the rate of increase that occurred in 2008 did not occur in 2009.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Intangible Assets, page F-15

5.   Refer to your response to prior comment 14 in which you state that "amortization is highest in the first year and declines over the life based on how the subscriber base is expected to decline based on customer churn." Please reconcile this statement with the description of your amortization policy described on page F-11 under the heading "Intangible Assets." That is, your disclosure should clearly articulate that your policy uses an accelerated amortization model and you should disclose the weighted percentage amortized in each year.

6.   Refer to your response to prior comment 14 in which you statement that your "assumptions for churn were based on expectations considering the historical performance of the subscriber base and/or similar subscriber base." Given your limited experience with such customers, having only begun purchasing them in April 2009, tell us how you believe you have sufficient historical experience on which to base your expectations. For each of the subscriber acquisitions completed in 2009 and 2010 tell us the number of subscribers purchased and the number of those original subscribers that remained at the end of each period, through the most recent quarter.

7.   Refer to the tabular presentation of LEC billings settlements provided in response to prior comment 14. With regard to your recognition of revenue from these monthly subscribers, tell us how and when you determine that an amount is collectible and that revenue recognition is appropriate. In this regard, describe the timing of all revenue and receivable entries related to these types of customers. In addition, describe the primary reasons why a LEC billing is not collected.

Forms 8-K Filed on October 13, 2010 and November 4, 2010

8.   We note that in the press release furnished in Form 8-K filed on October 13, 2010 you discuss your expectation for "Adjusted Net Income" in the second paragraph, however, the most closely associated GAAP measure is not presented until the reconciliation on the final page of the press release. We also note that in the second line of the headline of your November 4, 2010 press release, furnished in Form 8-K filed on November 4, 2010, that you refer only to "Record Adjusted Net Income." Please tell us what consideration you

have given to the provisions of Item 10(e)(1)(i)(A) of Regulation S-K. In this regard, a non-GAAP measure should not have greater prominence than a GAAP measure.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3447 or Mark P. Shuman, Legal Branch Chief, at (202) 551-4562 or me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief